WAFERGEN BIO-SYSTEMS, INC.
7400 Paseo Padre Parkway
Fremont, CA 94555
(510) 651-4450

November 2, 2011

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3030
Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein
Kevin Vaughn
Tara Harkins

Re:	WaferGen Bio-systems, Inc.
Registration Statement on Form S-1, Filed July 12, 2011 (as amended)
File No. 333-175507
Amended Request for Acceleration

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, WaferGen Bio-systems, Inc. (the “Registrant”), hereby requests that the above-referenced Registration Statement be declared effective at 9:00 a.m. (Eastern Time), on November 4, 2011, or as soon as practicable.  This is an amended acceleration request and replaces the Registrant's request filed on November 2, 2011.

The Registrant hereby acknowledges that:

(i)
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise John M. Rafferty of Morrison & Foerster LLP at (415) 268-6897 when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

WAFERGEN BIO-SYSTEMS, INC.

By:	/s/ Donald Huffman
Donald Huffman
Office of the President and
Chief Financial Officer